Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc.

Response to Comments Related to Registration Statement on Form 10

Filed April 6, 2022

File No. 000-32465

To whom it may concern,

Mass Megawatts has filed an amended Form 10 to address the comments that the Commission sent on May 2, 2022. A summary of the changes are addressed in this letter.

In Comment Number One:

Comment number one needed to clarify the nature and the status of the current operations versus future operations.

On page 17, we removed the sentence, “Currently no solar tracker prototypes suitable for commercial or mass production have been completed or tested.”

We replaced it with “Currently, we have only solar tracker prototypes for the purpose of testing and finalizing the design before any commercial or mass production. The patent filings related to the solar trackers are pending and not yet granted.”

On page 10, we removed the sentence, “Mass Megawatts intends to build and operate wind energy power plants and to sell the generated electricity to the power commodity exchange.

We replaced it with the sentence, “Mass Megawatts built several wind energy power plants to test and develop the new technology. However, have not achieve a final product for commercial production of the wind power plants.”

On page 4, related to your comment to clarify the solar tracker is patented or patent pending, we changed the sentence ,” The patented, STS technology is designed to automatically adjust the position of solar panels to receive an optimal level of direct sunlight throughout the day”. To clarify the solar tracker is patent pending

We replaced it to read “The patented pending, STS technology is designed to automatically adjust the position of solar panels to receive an optimal level of direct sunlight throughout the day”.

In Comment Number Two:

In the comment related to clarifying our product description and its potential benefits, we eliminated the following paragraphs on page 4

The STS allows Mass Megawatts to lower material costs and reduce the number of solar panels needed to generate the rated capacity. Due to this advantage, Mass Megawatts can deliver more solar power production at a price similar to lower-capacity, stationary systems. Specifically, we plan to offer 6.25 kW rated STS units at a price that’s competitive to stationary, 5 kW systems. In many locations, this improved output translates into a 40% rate of return for the customer with investment payback occurring in the 3rd year. Further, by taking advantage of a lease program or power purchase agreement (PPA) arrangement with the company, a customer may realize an immediate, positive cash flow, as immediate energy savings and/or revenues will be realized and/or exceed the monthly payments due.

Starting at 6.25 kW rated units, a Mass Megawatts STS system is appropriate for ground-level, residential and business sites, as well as, commercial, roof-top installations, and has a rated life expectancy of 20 years. Installation can be completed in a few business days, and there is no annual, routine maintenance to perform. Mass Megawatts coordinates all aspects of system delivery, including permitting, installation, and working to obtain any available tax incentives. They monitor the performance of each system, and provide a full, performance guarantee.

We added the following to clarify that the Company plans to commercialize solar tracking system based on the particular electric need of the customer not just 6.25 kW rated solar tracking systems. We clarified the increase in the rate of return of a solar tracker system over a stationary solar power system based on the increased power output and the increased cost of the solar tracker related to a solar system in comparison to the cost of a solar power without a solar tracker and its related power output .

The above paragraph was replaced with the following paragraphs

The STS allows Mass Megawatts to lower material costs and reduce the number of solar panels needed to generate the rated capacity. Due to this advantage, Mass Megawatts can deliver more solar power production at a price similar to lower-capacity, stationary systems. Specifically, we plan to offer solar tracker systems sized to the optimal use of the customer. The additional cost of the solar tracking system is less than 10 percent additional cost of a conventional stationary solar project of the same size. The power output of the solar tracking system is greater than 30 percent

A Mass Megawatts STS system is appropriate for ground-level, residential and business sites, as well as, commercial, roof-top installations, and has a rated life expectancy of 20 years. Installation can be completed in a few business days, and there is no annual, routine maintenance to perform. Mass Megawatts coordinates all aspects of system delivery, including permitting, installation, and working to obtain any available tax incentives. They monitor the performance of each system, and provide a full, performance guarantee.

On page 7, the example of the 100 KW unit rate of return was eliminated since every project has a different rate of return due to difference in government incentives, electricity prices, land cost, tax laws, and other issues which can bring major differences in the return on investment with each individual project in comparison to similar projects at other locations. We had already mentioned the consistent financial advantage of the 30 percent increase in power output of using the solar tracker for a 10 percent additional cost in comparison to a stationary solar unit of the same size.

Response to Comment Number 3

In addressing the comment was related to including another risk factor related to being a penny stock on page 16, a Penny Stock risk was added. With the following description.

“Common Shares may be considered penny stock, including any difficulty for investors to sell and the reduced pool of investors, market, and stock price”.

Response to Comment Number 4

In responding to your comment regarding a revision of the biographical description of the Officers and Directors, we have provided the principal occupation and employment of the past five years, the dates that they served, and the names of the organizations or companies that they served including their roles in the amended Form 10.

Response to Comment Number 5

In the comment to identifying the Independent Director. We identified the person as Debra Kasputis in the amended Form 10.

Response to Comment Number 6

In response to the information required in the compensation for Directors and Officers. we added the compensation of the Directors an Officers for the Year ended April 30, 2022. We previously only had information for the year ended April 30,2021.

Response to Comment Number 7

In the Comment notifying the need for all disclosure for certain relationships and related transactions on page 28, we revised the answer to the one as follows.

Except for the Chief Executive Officer and its largest shareholder, there have been no transactions between the Company and any shareholder owning greater than 5% of the Company’s outstanding shares, executive officer, director, nominee for officer or director, or any of the above referenced individual’s immediate family. There are presently three Directors of the Company, two are inside directors, and one is an outside director.

The largest shareholder and CEO had made several advances to the Company over the years to assist with its financial obligations.

As of April 30, 2021, Mass Megawatts owed $1,969 to the Company’s President, which consists of amounts owed on personal credit cards for company expenditure amounts funded by the President directly. During the year ended April 30, 2020, the Company received cash advances of $16,661 from the President of the Company.

As of April 30, 2020, $466,860 was owed to an officer and shareholder of the Company which consisted of cash, unpaid salary, cash advances and assumption of Company debts. During the year ended April 30, 2020, the Company issued convertible notes payable of $466,860 which were due on demand and bear no interest. In October 2020, the Company issued $23,000 of convertible note payables to the officer and shareholder of the Company. During the year ended April 30, 2021, the Company issued 50,716,815 shares of common stock for the settlement of liabilities totaling $489,860.

Response to Comment Number 8

In the section “ Market Price and Dividends on Registrant’s Common Equity and Related Stockholder Matters “ on page 29, we clarified that the stock is quoted on OTC Pink and it has 309 registered shareholders.

Response to Comment Number 9

In the Recent Sales of Unregistered Securities on page 30, we clarified that the sales of securities of October 4, 2021, November 3,2021, and November 4,2021 as sales registered under Regulation A since the sales were not unregistered sales of securities as the other issuances on the list.

The clarification was listed as follows:

On October 4, 2021, we issued 200,000 shares of common stock pursuant to the Regulation A Offering qualified on September 22,2021 in exchange for cash proceeds of $10,000.

On November 3, 2021, we issued 4,300,000 shares of common stock pursuant to the Regulation A Offering qualified on September 22,2021 in exchange for cash proceeds of $215,000.

On November 4, 2021, we issued 500,000 shares of common stock pursuant to the Regulation A Offering qualified on September 22,2021 in exchange for cash proceeds of $25,000.

At the beginning before the list, we added the following two sentences.

The only sales related to registered shares were included at the end of the list as sales pursuant to Regulation A qualified on September 22,2021. Those sales were issued on October 4,2021, November 3,2021, and November 4,2021.

Response to Comment Number 10

In the disclosure of the License agreement noted in comment number 10 related to proprietary technology for the MAT from Mr. Ricker, we expanded the description in the last paragraph on page 10 and noted that an Exhibit number 3 has been added to the Exhibits.

Response to Comment Number 11

We confirm that Mass Megawatts Wind Power, Inc. will be subject to the reporting requirement. of the Exchange Act after 90 days of the initial filing.

Response to Comment Number 12

In response to your notation that the cover page reflects that the Company is an emerging growth company, we removed the error. We are a smaller reporting company as indicated on the same page which has similar benefits as an emerging growth company.

If anyone has any further comments, please contact me.

Sincerely,

/s/ Jonathan Ricker
Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.